Exhibit 99.1

Bragg’s ORYX Gaming Extends 888casino Relationship with Spain Launch

Launch with leading operator expands ORYX’s reach in Spain

Toronto, March 7, 2022 - ORYX Gaming, a Bragg Gaming Group company (NASDAQ: BRAG, TSX: BRAG), has greatly expanded its market position in Spain following the launch of its content with 888casino, one of the world’s leading online casino brands and part of 888 Holdings plc (LSE: 888).

A selection of games from ORYX’s RGS portfolio is now live with 888casino in Spain, with additional titles to be introduced shortly. Exclusive content from ORYX’s in-house studio and Bragg-owned Atomic Slot Lab is part of the offering, as well as titles from the Company’s newest RGS partner, Blue Guru.

The games library offers 888casino’s Spanish customers a wide range of unique and localised titles with exciting themes, mechanics and features from some of the industry’s most sought-after and innovative studios. This will help support 888casino’s existing portfolio of high-quality and content-rich games.

ORYX and 888casino are long-standing partners and this recent expansion comes shortly after ORYX’s content went live with the operator in the UK and Sweden.

Through its launch with 888casino in Spain, ORYX has significantly boosted its presence in a market where it has already partnered with a number of leading licensees. Overall, the total addressable market for the online casino sector in Spain is projected to be approximately US $0.53 billion in 2022 according to H2 Gambling Capital.

The market expansion builds on a strong 2021 for ORYX during which it entered four new jurisdictions, and launched its content with 80 new operators and 140 new brands, and secured three new iGaming platform partnerships.

Chris Looney, Chief Commercial Officer at Bragg, said: “We are very pleased to partner with 888casino, one of the world’s leading online casino brands, having launched our premium content portfolio with them in new and established markets. Extending our successful collaboration to Spain is a great next step as we continue to execute our growth strategy across key regulated markets together with trusted and leading partners.”

Talya Benyamini, VP B2C Casino at 888, added: “We are pleased to extend our partnership with ORYX games and offer its games to 888casino players in Spain. This will provide our customers with an increased portfolio of dynamic and exciting titles, which is an important part of our product and content-leadership strategy.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For Bragg Gaming Group, contact:

Yaniv Spielberg

CSO

Bragg Gaming Group

info@bragg.games

Or

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquiries or interview requests, contact:

Giles Potter

CMO

Bragg Gaming Group

press@bragg.games

About 888casino:

888casino is one of the world’s leading online casino brands, with a multi-award-winning casino experience enjoyed by more than 25 million members. Founded in 1997, 888casino provides a high-quality, safe and enjoyable online gaming experience, with a seamless player experience giving access to the best casino games available. 888 uses sophisticated AI to personalise the gaming experience for players, combining the best external games with unique and exclusive games developed by Section8, 888’s in-house content studio.

888 owns and operates some of the most exciting and trusted online Casino, Sport, Poker and Bingo brands in the market. 888 objective, above all else, remains to ensure that all those who download the 888 apps and visit its websites can do so in safety. 888 acknowledges the potential risks that online gambling can present and is committed to ongoing improvements to make gambling safer. It uses technology as a force for good, giving customers transparency about their activity, and using sophisticated AI to detect and block harmful play.

888casino’s dedication to product innovation has been recognised through industry awards. In 2020, 888 was awarded Casino Operator of the Year in the 2020 Gaming Intelligence Awards.

About 888 Holdings Plc:

888 Holdings plc (and together with its subsidiaries, "888" or the "Group") is one of the world’s leading online betting and gaming companies. 888’s mission is to develop state-of-the-art technology and products that provide fun, fair and safe digital gambling products to players globally. Safer gambling is a core focus for the Group and, at the beginning of 2020, 888 launched its ‘Safer. Better. Together’ safer gambling strategy and commitments.

888 has been at the forefront of the online gaming industry since foundation in 1997, leveraging its proprietary technology to provide to players and B2B partners an innovative and world-class online gaming experience.

In 2020, the company was proud to be recognised at the 2020 Gaming Intelligence awards as winner in the Casino Operator of the Year category. In 2020, 888 also won two prestigious awards for its poker platform at the 2020 Poker Listings Operator Awards in the Most Improved Software and Best Beginner Software categories.

The Group is structured into two lines of business: B2C, under the 888 brands, and B2B, conducted through Dragonfish, which provides partners a leading platform through which to establish an online gaming presence and monetise their own brands in a safe and responsible manner.

888's consumer facing websites offer more than just online betting and gaming. They are entertainment destinations: places where people can enjoy a truly interactive experience and be part of an online community that shares common interests. 888's strong and trusted brands are all accessible through www.888.com.